

February 8, 2023

David Hamamoto
Co-Chief Executive Officer
DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177

> **Re: DiamondHead Holdings Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed January 30, 2023**
> **File No. 333-267820**

Dear David Hamamoto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to the Registration Statement on Form S-4

Summary
Contemplated Financing Transactions, page 12

1. We note that $304 million was removed from the Trust Account by shareholders exercising their redemption rights which leaves approximately $45 million remaining in the Trust Account. We also not that the Business Combination has a minimum cash requirement of $125 million for the combination to be consummated. Finally, we note that your statement that "DHHC is in the beginning stages of a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, in early 2023; however, as of the date of this proxy statement/prospectus no substantive discussions regarding any additional financial arrangements have occurred and the terms of a potential PIPE offering are not known … While DHHC expects to fulfill the

        Minimum Cash Condition at the Closing by a combination of financing options, there can be no assurance that any or all of the financing options will be effectuated." Please revise to update the company's search for any financings to fulfill the $125 million minimum cash condition in the business combination.

Risk Factors
The consummation of the Business Combination is subject to a number of conditions..., page 50

2.   We note the statement in footnote 3a in the "Notes to The Unaudited Pro Forma Condensed Combined Financial Information", on page 79, that "DHHC does not meet the minimum cash requirement of $125 million, as described in the Business Combination Agreement. GSH will need to waive the minimum closing cash requirement or else the Business Combination would likely not be consummated." We also note your disclosure in your risk factor "The consummation of the Business Combination is subject to a number of conditions…." Please address in a separate risk factor the risk of not meeting the minimum cash closing condition given that redemptions reduced the amount of funding in the Trust Account to approximately $45 million.

In evaluating a prospective target business for our initial business combination, our management has relied on..., page 61

3.   It appears to us that the company will require additional financing to meet the minimum cash condition of $125 million. Please revise this risk factor as appropriate. Also revise to address any significant dilution of the equity interests of the investors in the IPO if any substantive equity financing is used to meet the minimum cash condition.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Robert Downes